EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF NET INCOME PER SHARE

	Fiscal Year
	2001	2000	1999
	(in thousands, except per share data)
Net Income Per Common Share—Basic
Weighted average shares outstanding	47,466	46,247	45,138

Net income	$39,309	$32,101	$21,732

Net income per share-basic	$ 0.83	$ 0.69	$ 0.48

Net Income Per Common Share—Diluted
Weighted average shares outstanding	47,466	46,247	45,138
Net effect of dilutive stock options based on the treasury stock
method using average market price	2,431	3,945	2,537
Total shares outstanding for computation of per share earnings	49,897	50,192	47,675

Net income	$39,309	$32,101	$21,732

Net income per share-diluted	$ 0.79	$ 0.64	$ 0.46